SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002.

Commission File Number: 2-58155

KUBOTA CORPORATION
(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F                         X                                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                                                   No                          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Immediate release (Wednesday, November 13, 2002), Results of operations for the six months ended September 30, 2002 reported by Kubota Corporation.

2.	Notice with reference to the implementation of Voluntary Early Retirement Program

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2645
Fax: (81)-6-6648-2642

F OR IMMEDIATE RELEASE (WEDNESDAY, NOVEMBER 13, 2002)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 13, 2002 —-Kubota Corporation reported today its consolidated and non-consolidated results of operations for the six months ended September 30, 2002.

Note: THIS PRESS RELEASE REPLACES THE SEMIANNUAL REPORT.

Consolidated Financial Highlights

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Six months ended Sept. 30, 2002			% (*)	Six months ended Sept. 30, 2001	% (*)	Year ended Mar. 31, 2002
Net sales	¥ [$	414,583 3,370,593	]	(8.8)	¥454,519	(1.1)	¥965,791
Operating income	¥ [$	24,411 198,463	]	(13.9)	¥28,365	27.7	¥34,424
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥ [$	23,283 189,293	]	(16.9)	¥28,003	(30.6)	¥28,683
Net Income		¥12,259		(7.6)	¥13,264	—	¥9,530
	[$	99,667	]
% of net sales		3.0%		—	2.9%	—	1.0%
Net income per ADS (5 common shares)
Basic	¥ [$	44 0.36	]		¥47		¥34
Diluted	¥ [$	42 0.34	]		¥44		¥33
Ratio of net income to shareholders’ equity		3.2%			3.1%		2.3%

Notes. 1:	Equity in net income of affiliated companies for the six months ended September 30, 2002, and 2001 was ¥212 million and ¥205 million, respectively.
2:	(*) represents percentage change from the comparable previous period.

Kubota Corporation and Subsidiaries

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Sept. 30, 2002			Sept. 30, 2001	Mar. 31, 2002
Total assets	¥ [$	1,112,566 9,045,252	]	¥1,212,055	¥1,200,117
Shareholders’ equity	¥ [$	379,999 3,089,423	]	¥413,555	¥394,970
Ratio of shareholders’ equity to total assets		34.2%		34.1%	32.9%
Shareholders’ equity per ADS	¥ [$	1,386 11.27	]	¥1,467	¥1,420

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002
Net cash provided by operating activities	¥ 62,590 [$508,862]	¥ 53,702	¥77,826
Net cash used in investing activities	(¥ 13,344) [($108,488)]	(¥ 12,148)	(¥34,458)
Net cash used in financing activities	(¥ 41,874) [($340,439)]	(¥ 16,212)	(¥61,294)
Cash & cash equivalents, end of period	¥ 67,883 [$551,894]	¥104,046	¥60,983

(4)	118 subsidiaries are consolidated, and investments in 49 affiliated companies are accounted for by the equity method.

(5)	The number of newly consolidated companies during the period: 3
The number of companies newly excluded from consolidated subsidiaries during the period: 4

The number of newly affiliated companies during the period: 0
The number of companies newly excluded from affiliated companies during the period: 1

(6) Anticipated consolidated results of operations for the year ending March 31, 2003	(In millions of yen)

	Year ending March 31, 2003	Year ended March 31, 2002
Net sales	¥930,000	¥965,791
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥47,000	¥28,683
Net income	¥24,000	¥9,530

(Ref.)	Anticipated basic net income per ADS for the year ending March 31, 2003 will be ¥88.

Kubota Corporation and Subsidiaries

1.    Management Policies

1.    Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively “the Company”)has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. Through its businesses, the Company has contributed to bringing a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that include focusing on prioritizing allocation of management resources and giving precedence to agility in its operations as well as strengthening consolidated operations. Through these measures, the Company aims to respond with flexibility to the changing times, resulting in a high enterprise value.

2.    Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or raising dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, while considering current business operations as well as the future business environment.

3. The	medium and long-term management strategies including issues upon which the Company should take countermeasures

(1)    Execution of Medium-Term Management Strategy

In March 2001, the Company established the “Medium-Term Management Strategy”, which will be applied during the three year period ending March 31, 2004 in order to attain further improvement in profitability. The Company has been doing its utmost to make this happen with company-wide efforts. Supported by brisk private consumption and new housing starts, the tractor business in the US has remained favorable and promoted the Company’s Medium-Term Management Strategy smoothly. However, the domestic economic environment surrounding the Company became much tougher than previously expected. In addition to decreased demand from both central and local governments, the ongoing price-decline has negatively impacted the Company, leaving the Company no choice but to change the details of the Medium-Term Management Strategy, but the basic strategy is the same. Under such conditions the Company is promoting drastic countermeasures for recovery of profitability in public demand-related businesses, while in the tractor business in the US, the Company is also trying to enhance its competitiveness by introducing new mainstay models, or launching into new business fields.

Specifically, for the purpose of recovering profitability, the Company aims to lower the break-even point through drastic cost-cuts such as cutting fixed costs, or reducing personnel through changes in the production systems, centering around public demand-related businesses. The Company will also try to enhance its competitiveness through a 20% increase in productivity, a reduction of inventory, and a shortening of lead times. Meanwhile, in the US tractor business, the Company, in order to increase sales and expand market share, has taken countermeasures such as introducing new models with greater functions and lower prices to its mainstay product line-ups. In addition, the Company decided to enter the utility vehicles business and further expand its business fields aggressively.

Kubota Corporation and Subsidiaries

In order to achieve the Company’s goals, every employee has to change himself or herself. In April 2002, the Company introduced a new program for human resource management, which includes the introduction of a performance appraisal program based on individual achievement, promoting younger employees to senior posts by lowering the retirement age from senior posts, a bonus program linked more to the company performance and so forth. With its plan, the Company aims to establish a competitive and creative corporate culture.

In the meantime, the basic strategy for the medium-term, as designed last year, remains unchanged. The Company endeavors to pursue further growth through new businesses and businesses adjacent to current ones, however, places emphasis on enhancing profitability of current businesses.

(2)    Finance Strategy

The Company has been grappling with trimming interest-bearing debt. At the end of September, 2002, the amount of interest-bearing debt decreased ¥59.3 billion, to ¥303.2 billion compared with the previous period. At the same time, from December, 2001, the Company started to purchase its treasury stock in order to enhance efficiency of shareholders’ equity. The number of shares purchased amounted to 37.7 million at the end of September 2002.

2.    Review of Operations and Financial Condition

1.    Review of Operations

(Note 1) The Company adopted Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Consumer (including a Reseller of the Vendor’s Products)” from the six months ended in September 30, 2002. As a result, sales incentives previously classified as selling, general, and administrative expenses for the six months ended September 30, 2001 and the year ended March 31, 2002 have been reclassified as a reduction of revenues to conform to the presentation for the six months ended September 30, 2002.

(Note 2) From the six months under review, in order to clarify the relationship between management structure and industry segments, the Company increased the industry segments from three to five. The five new industry segments are as follows ; “Internal Combustion Engine & Machinery”, “Pipes, Valves & Industrial Castings”, “Environmental Engineering”, “Building Materials & Housing”, and “Other”.

(1)    Outline of the results of operations for the six months under review

The Japanese economy during the six months under review has been very harsh as a whole, negatively impacted by aggravated deflation, slowing public investment, weak capital expenditures in the private sector, feeble new housing starts, and lackluster private consumption and so forth. Overseas, the U.S. economy has been supported by brisk private consumption and favorable housing investment, and the EU countries maintained a moderate economic trend of recovery. Consequently, such overseas economic conditions helped the Japanese companies to hold on to their positions. Under such conditions, sales of the Company during the six months under review, were ¥414.6 billion, a 8.8% decrease from the prior period. Domestic sales were ¥279.9 billion, a 14.7% decrease, resulting principally from the withdrawal from the prefabricated housing business and subdued public works spending. Overseas sales were up 6.5%, to ¥134.7 billion, making up 32.5 % of total sales, thanks to the satisfactory increase in the sales of tractors centering in North America, as well as depreciation of the yen. Operating income was ¥24.4 billion, a 13.9 % decrease, due mainly to the decrease of sales. Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies was ¥23.3 billion, a 16.9% decrease. Net income was ¥12.3 billion, a 7.6% decrease from the prior period.

Kubota Corporation and Subsidiaries

(2)    Review of operations by product group

(1) Sales in Internal Combustion Engine & Machinery were ¥239.6 billion, 3.3% higher than the previous period, comprising 57.8% of consolidated net sales. Domestic sales increased 0.6%, to ¥114.6 billion. Overseas sales also increased 5.9%, to ¥125.0 billion. This segment consists of farm equipment and agriculture-related products, engines, and construction machinery.

Sales of farm equipment rose from the previous period. In addition to the protracted recession, the drop in rice prices caused the Japanese farmers to refrain from replacement of farm equipment. Negatively affected by such weak replacement demand, the sales of mainstay tractors were not satisfactory and, in the end, domestic sales of tractors retreated. Regarding sales of combine harvesters, they remained favorable, resulting from the inception of new models or sales promotions. As a result, total domestic sales of farm equipment increased.

Overseas, sales in the US were higher than those of the prior period due mainly to the successful sales campaign and introduction of new models. In France, sales of tractors to local governments declined, and sales of mowers also retreated mainly due to fierce competition. In the UK, sales declined due to the sluggish market conditions. On the other hand, in Germany, sales of mowers advanced while the economic situation became stagnant. In the Asian market, while sales of combine harvesters were very satisfactory in China, demand for farm equipment in Chinese Taipei never ceased to decline principally due to the reduction in rice-paddy acreage caused by Chinese Taipei’s admission to the WTO. That unfavorable demand ended in much lower sales than for the previous period. In Australia, sales advanced, centering on mowers.

Sales of engines decreased from the prior period. In the domestic market, sales to industries for construction machinery, industrial machinery, and farm equipment remained subdued, surrounded by harsh conditions. Most of all, sales to industries for construction machinery, affected by the reduction of public works spending, were sluggish with customers, instead focusing on construction machinery for rent. In the U.S, sales were down from the prior period in spite of favorable sales for mowers. This was because sales to industries for construction machinery and industrial machinery stagnated centering on products for rent.

Sales of construction machinery were ¥22.1 billion, an increase of 7.2% from the previous period. Domestic sales were \9.5 billion, a decrease of 2.2%, reflecting several factors such as a reduction in public works spending and a decline in general economic conditions. Overseas sales were ¥12.6 billion, an increase of 15.5%. In the EU market, which is a mainstay market of this sub-segment, sales in France were down, and in Germany, because of weak domestic demand and reduction of public works spending, sales retreated. In North America, sales jumped thanks to the introduction of new models.

(2) Sales in Pipes, Valves & Industrial Castings were ¥71.6 billion, 12.6 % lower than in the prior period, comprising 17.3% of consolidated net sales. Domestic sales decreased 15.3%, to ¥64.3 billion. Overseas sales increased 21.1%, to ¥ 7.3 billion. This segment consists of two sub-segments ; “pipes and valves” and “industrial castings”.

Sales in pipes and valves declined 11.8% from the prior period, to ¥58.8 billion. Domestic sales were down 13.6%, to ¥55.7 billion. Overseas sales were up 39.3%, to ¥3.1 billion. Domestic sales of ductile iron pipes, which is the mainstay in this sub-segment, declined driven by a reduction in public works spending and financial difficulties of local governments. Sales of polyvinyl chloride pipes declined reflecting reduction of public works spending or slump of new housing starts and, most of all, fierce competition and falling prices. Sales of spiral-welded steel pipes rose thanks mainly to an aggressive sales promotion in the private sector. Overseas, sales of valves to Middle East markets surged and this contributed to the increase in the total sales of overseas sales of this sub-segment.

Kubota Corporation and Subsidiaries

Sales of industrial castings decreased 15.9%, to ¥12.8 billion. Domestic sales were down 24.6%, to ¥8.6 billion. Overseas sales were up 10.3%, to ¥4.2 billion. Although sales of cargo oil pipes for oil tankers soared in overseas markets, sales of reformer tubes retreated due to fierce competition, and sales of rolls for steel mills were also reduced by the decreasing capital expenditures negatively affected by the reshuffle in the steel industry. Sales of sewage pipes rose thanks to the brisk construction of condominiums. On the other hand, sales of cast steel pipes for preventing landslides and the ductile tunnel segment decreased due mainly to the reduction of public works spending.

(3) Sales in Environmental Engineering were ¥33.0 billion, 4.5% higher than the previous period, accounting for 8.0% of consolidated net sales. Domestic sales increased 7.4%, to ¥31.9 billion. Overseas sales decreased 41.2%, to ¥1.1 billion.

Sales of sewage treatment plants and pumps, the mainstay within this business segment, shrank stemming from the financial difficulties in local governments. On the other hand, construction of large melting furnaces proceeded successfully and that led to the increase in the sales of this sub-segment. Overseas, sales decreased due to a decline in the sales of pumps.

(4) Sales in Building Materials & Housing were ¥29.9 billion, 49.6% lower than the prior period, accounting for 7.2% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials and septic tanks) and sales of condominiums.

Sales of building materials grew 2.7% to ¥29.2 billion. Although sales of roofing materials declined caused by feeble new housing starts and fierce competition, sales of siding materials increased due in part to the successful introduction of new types, and consequently, sales in this sub-segment showed an increase.

Sales of condominiums fell 97.8%, to ¥0.7 billion. The Company withdrew from the prefabricated housing business at the end of last fiscal year, which reduced the revenue of prefabricated houses to zero in the period under review, and sales of condominiums were reduced. Accordingly sales of this sub-segment deteriorated significantly.

(5) Sales of Other were ¥40.5 billion, 18.7% lower than the prior period, accounting for 9.7% of consolidated net sales. Domestic sales declined 20.4%, to ¥39.3 billion. Overseas sales climbed 199.7%, to ¥1.2 billion. This segment consists of vending machines, electric equipment, air-conditioning equipment, construction and so forth.

Sales related to construction retreated, led principally by the shrink in public construction. Sales of vending machines and electric equipment declined because of stagnant capital expenditure in the private sector.

Kubota Corporation and Subsidiaries
2.    Financial Condition

Net cash provided by operating activities was ¥62.6 billion, up by ¥8.9 billion, compared with the prior period. Net cash used in investing activities amounted to ¥13.3 billion, up by ¥1.2 billion, compared with the prior period. Accordingly, free cash flows, equal to net cash flows from which the amount of capital expenditures are deducted, provided by operating activities, were ¥46.1 billion, up by ¥11.2 billion compared with the prior period. With the free cash flows, the Company implemented strengthening financial structure, focusing on reduction of interest-bearing debt or purchase of treasury stock. Net cash used in financing activities amounted to ¥41.9 billion, up by ¥25.7 billion, compared with the prior period.

As a result, cash and cash equivalents at September 30, 2002 was ¥67.9 billion, down ¥36.2 billion compared with the prior period. The negative effect of exchange rate changes on cash and cash equivalents during this period, \0.5 billion, is included in this amount.

3.    Matter concerning profit allocation for this half of the fiscal year

The Company plans to pay interim cash dividends of ¥15 per ADS.

3.    Prospect for the Full Fiscal Year

The economic conditions in Japan will remain as tough as ever, with growing concern over the increasing bankruptcy that may result from the full scale disposals of bad loans by the Japanese government, ongoing deflation, and weak demand caused by stagnant private consumption. Overseas, a worldwide recession could be followed by simultaneous falls of stock prices all over the world, and the world situation could become less secure due to possible American attacks on Iraq, and as a result, the outlook of the world economy remains uncertain.

Under such conditions, the Company continues toward the vigorous and steady implementation of the “Medium-Term Management Strategy”, as well as its efforts to improve profitability by further cost cutting and streamlining the corporate staff department.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2003 at ¥930.0 billion, down by ¥35.8 billion compared with the prior year. The Company also expects operating income at ¥48.0 billion, up by ¥13.6 billion, and income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies at ¥47.0 billion, up by ¥18.3 billion. Additionally net income is expected to be ¥24.0 billion, up by ¥14.5 billion as compared with the prior year. (These forecasts anticipate an exchange rate of ¥125=US$1.)

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, and the ability for the Company to manufacture or innovate the products which will be accepted in the market, although the factors that could influence the ultimate outcome of the Company are not limited to the factors mentioned above.

Kubota Corporation and Subsidiaries

Consolidated Statements of Income

(In millions of yen)

Account	Six months ended Sept. 30, 2002		Six months ended Sept. 30, 2001		Change		Year ended Mar. 31, 2002
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	414,583	100.0	454,519	100.0	(39,936)	(8.8)	965,791	100.0
Cost of sales	309,189	74.6	338,417	74.5	(29,228)	(8.6)	729,863	75.6
Selling, general, and administrative expenses	79,661	19.2	87,094	19.2	(7,433)	(8.5)	188,713	19.5
Loss from disposal of businesses and fixed assets	1,322	0.3	643	0.1	679	105.6	12,791	1.3

Operating income	24,411	5.9	28,365	6.2	(3,954)	(13.9)	34,424	3.6
Other income (expenses)
Interest and dividend income	4,366		4,237		129		7,506
Interest expense	(2,544)		(3,797)		1,253		(6,697)
Other (net)	(2,950)		(802)		(2,148)		(6,550)

Other expenses, net	(1,128)		(362)		(766)		(5,741)
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	23,283	5.6	28,003	6.2	(4,720)	(16.9)	28,683	3.0
Income taxes
Current	10,481		9,392		1,089		22,905
Deferred	(475)		4,646		(5,121)		(5,591)

Total income taxes	10,006		14,038		(4,032)		17,314
Minority interests in earnings of subsidiaries	1,230		906		324		1,660
Equity in net income of affiliated companies	212		205		7		(179)

Net income	12,259	3.0	13,264	2.9	(1,005)	(7.6)	9,530	1.0
								(In yen	)
Basic earnings per ADS (5 common shares):	44		47				34
Diluted earnings per ADS (5 common shares):	42		44				33

Kubota Corporation and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)

	Sept. 30, 2002		Sept. 30, 2001		Change	Mar. 31, 2002
	Amount	%	Amount	%	Amount	Amount	%
Current assets
Cash and cash equivalents	67,883		104,046		(36,163)	60,983
Short-term investments	1,249		2,011		(762)	1,394
Notes and accounts receivable
Trade notes	69,635		94,836		(25,201)	103,701
Trade accounts	184,973		191,969		(6,996)	271,635
Finance receivables, net	98,195		87,971		10,224	89,253
Less : Allowance for doubtful receivables	(4,227)		(5,123)		896	(4,052)

Total	348,576		369,653		(21,077)	460,537
Inventories	152,959		167,356		(14,397)	155,354
Other current assets	62,362		63,926		(1,564)	45,496

Total current assets	633,029	56.9	706,992	58.3	(73,963)	723,764	60.3
Investments
Investments in and advances to affiliated companies	12,711		11,865		846	12,740
Other investments	127,391		157,338		(29,947)	128,876

Total investments	140,102	12.6	169,203	14.0	(29,101)	141,616	11.8
Property, plant, and equipment
Land	89,880		91,797		(1,917)	88,315
Buildings	197,955		196,232		1,723	197,603
Machinery and equipment	456,405		460,312		(3,907)	452,156
Construction in progress	3,638		4,988		(1,350)	4,253

Total	747,878		753,329		(5,451)	742,327
Accumulated depreciation	(476,572)		(469,006)		(7,566)	(466,116)

Net property, plant, and equipment	271,306	24.4	284,323	23.5	(13,017)	276,211	23.0
Other assets	68,129	6.1	51,537	4.2	16,592	58,526	4.9

Total	1,112,566	100.0	1,212,055	100.0	(99,489)	1,200,117	100.0

Kubota Corporation and Subsidiaries

Consolidated Balance Sheets

Liabilities and Shareholders’ Equity	(In millions of yen)

	Sept. 30, 2002		Sept. 30, 2001		Change	Mar. 31, 2002
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities
Short term borrowings	98,367		128,789		(30,422)	122,977
Trade notes payable	30,769		46,460		(15,691)	42,909
Trade accounts payable	137,175		137,257		(82)	182,675
Advances received from customers	10,460		12,972		(2,512)	7,886
Notes and accounts payable for capital expenditures	11,900		10,922		978	15,746
Accrued payroll costs	22,730		24,748		(2,018)	22,656
Income taxes payable	5,249		6,056		(807)	12,587
Other current liabilities	55,217		52,582		2,635	52,494
Current portion of long-term debt	70,417		68,776		1,641	42,076

Total current liabilities	442,284	39.7	488,562	40.3	(46,278)	502,006	41.8
Long-term liabilities
Long-term debt	134,429		164,923		(30,494)	167,850
Accrued retirement and pension costs	127,321		117,826		9,495	106,206
Other long-term liabilities	15,666		15,882		(216)	16,537

Total long-term liabilities	277,416	24.9	298,631	24.7	(21,215)	290,593	24.2
Minority interest	12,867	1.2	11,307	0.9	1,560	12,548	1.1
Shareholders’ equity
Common stock	78,156		78,156		—	78,156
Additional paid-in capital	87,263		87,263		—	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	224,896		224,774		122	216,810
Accumulated other comprehensive income (loss)	(16,077)		3,823		(19,900)	128
Treasury stock	(13,778)		—		(13,778)	(6,926)

Total shareholders’ equity	379,999	34.2	413,555	34.1	(33,556)	394,970	32.9

Total	1,112,566	100.0	1,212,055	100.0	(99,489)	1,200,117	100.0

10

Kubota Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(In millions of yen)

	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002
Net income	12,259	13,264	9,530

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(6,551)	4,524	9,094
Unrealized gains (losses) on securities	1,462	(19,887)	(32,187)
Minimum pension liability adjustment	(11,161)	(15,086)	(10,671)
Unrealized gains (losses) on derivatives	45	(10)	(390)

Other comprehensive loss	(16,205)	(30,459)	(34,154)

Comprehensive loss	(3,946)	(17,195)	(24,624)

Consolidated Statements of Shareholders’ Equity

Six months ended Sept. 30, 2002	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net income					12,259
Other comprehensive loss						(16,205)
Cash dividends, ¥15 per ADS (5 common shares)					(4,173)
Purchases of treasury stock	(19,137)						(6,852)

Balance, Sept. 30, 2002	1,371,282	78,156	87,263	19,539	224,896	(16,077)	(13,778)

Six months ended Sept. 30, 2001	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	—
Net income					13,264
Other comprehensive loss						(30,459)
Cash dividends, ¥15 per ADS (5 common shares)					(4,229)

Balance, Sept. 30, 2001	1,409,809	78,156	87,263	19,539	224,774	3,823	—

Year ended Mar. 31, 2002	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	—
Net income					9,530
Other comprehensive loss						(34,154)
Cash dividends, ¥30 per ADS (5 common shares)					(8,459)
Purchases of treasury stock	(19,390)						(6,926)

Balance, Mar. 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)

11

Kubota Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of yen)
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Change	Year ended Mar. 31, 2002
Operating activities
Net income	12,259	13,264		9,530
Depreciation and amortization	18,844	20,132		40,535
Provision for retirement and pension costs, less payments	759	1,052		1,267
Loss on sales of securities	(798)	(2,477)		(2,578)
Deferred income taxes	(475)	4,646		(5,591)
Decrease in notes and accounts receivable	101,758	97,211		12,752
Decrease in inventories	545	13,372		23,260
Decrease in trade notes and accounts payable	(55,910)	(59,963)		(9,958)
Decrease in income taxes payable	(7,177)	(7,794)		(1,310)
Other	(7,215)	(25,741)		9,919

Net cash provided by operating activities	62,590	53,702	8,888	77,826
Investing activities
Purchases of fixed assets	(16,461)	(18,724)		(32,473)
Purchases of investments and change in advances	(639)	(1,927)		(2,333)
Proceeds from sales of property, plant, and equipment	244	1,035		2,002
Proceeds from sales of investments	3,113	7,425		7,916
Other	399	43		(9,570)

Net cash used in investing activities	(13,344)	(12,148)	(1,196)	(34,458)
Financing activities
Proceeds from long-term debt	20,331	12,354		28,202
Repayments of long-term debt	(25,577)	(29,356)		(71,034)
Net increase (decrease) in short-term borrowings	(25,227)	5,224		(2,846)
Cash dividends	(4,173)	(4,229)		(8,459)
Purchases of treasury stock	(6,852)	—		(6,926)
Other	(376)	(205)		(231)

Net cash used in financing activities	(41,874)	(16,212)	(25,662)	(61,294)
Effect of exchange rate changes on cash and cash equivalents	(472)	71	(543)	276

Net increase (decrease) in cash and cash equivalents	6,900	25,413	(18,513)	(17,650)
Cash and cash equivalents, beginning of period	60,983	78,633	(17,650)	78,633

Cash and cash equivalents, end of period	67,883	104,046	(36,163)	60,983

Notes:
Cash paid
Interest	2,698	3,851	(1,153)	7,123
Income taxes	17,615	17,105	510	24,351

Kubota Corporation and Subsidiaries

Consolidated Segment Information

(1)    Information by Industry Segments

Six months ended Sept. 30, 2002	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	239,605	71,619	33,041	29,872	40,446	414,583	—	414,583
Intersegment	165	2,759	618	—	9,236	12,778	(12,778)	—

Total	239,770	74,378	33,659	29,872	49,682	427,361	(12,778)	414,583

Cost of sales and operating expenses	203,606	75,041	33,841	30,128	50,835	393,451	(3,279)	390,172

Operating income (loss)	36,164	(663)	(182)	(256)	(1,153)	33,910	(9,499)	24,411

Six months ended Sept. 30, 2001							(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	231,946	81,919	31,632	59,280	49,742	454,519	—	454,519
Intersegment	102	2,193	436	3	10,791	13,525	(13,525)	—

Total	232,048	84,112	32,068	59,283	60,533	468,044	(13,525)	454,519

Cost of sales and operating expenses	200,332	79,312	31,440	58,784	60,377	430,245	(4,091)	426,154

Operating income	31,716	4,800	628	499	156	37,799	(9,434)	28,365

Year ended Mar. 31, 2002							(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	415,122	184,540	147,988	110,859	107,282	965,791	—	965,791
Intersegment	402	7,003	818	7	28,227	36,457	(36,457)	—

Total	415,524	191,543	148,806	110,866	135,509	1,002,248	(36,457)	965,791

Cost of sales and operating expenses	367,754	180,308	140,925	123,867	134,722	947,576	(16,209)	931,367

Operating income (loss)	47,770	11,235	7,881	(13,001)	787	54,672	(20,248)	34,424

Kubota Corporation and Subsidiaries

(2)    Information by Geographic Segment

Six months ended Sept. 30, 2002	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	291,659	93,618	29,306	414,583	—	414,583
Intersegment	55,621	1,513	506	57,640	(57,640)	—

Total	347,280	95,131	29,812	472,223	(57,640)	414,583

Cost of sales and operating expenses	331,006	85,271	27,303	443,580	(53,408)	390,172

Operating income	16,274	9,860	2,509	28,643	(4,232)	24,411

Six months ended Sept. 30, 2001	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	337,685	88,930	27,904	454,519	—	454,519
Intersegment	42,730	1,734	406	44,870	(44,870)	—

Total	380,415	90,664	28,310	499,389	(44,870)	454,519

Cost of sales and operating expenses	360,242	79,351	26,393	465,986	(39,832)	426,154

Operating income	20,173	11,313	1,917	33,403	(5,038)	28,365

Year ended Mar. 31, 2002	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	773,114	143,959	48,718	965,791	—	965,791
Intersegment	103,428	2,907	656	106,991	(106,991)	—

Total	876,542	146,866	49,374	1,072,782	(106,991)	965,791

Cost of sales and operating expenses	841,152	129,213	46,596	1,016,961	(85,594)	931,367

Operating income	35,390	17,653	2,778	55,821	(21,397)	34,424

(3)    Overseas Sales

Six months ended Sept. 30, 2002	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	93,345	41,305	134,650

Consolidated net sales			414,583

Ratio of overseas sales to consolidated net sales	22.5%	10.0%	32.5%

Six months ended Sept. 30, 2001	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	88,419	37,994	126,413

Consolidated net sales			454,519

Ratio of overseas sales to consolidated net sales	19.4%	8.4%	27.8%

Year ended Mar. 31, 2002	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	144,207	68,409	212,616

Consolidated net sales			965,791

Ratio of overseas sales to consolidated sales	14.9%	7.1%	22.0%

Kubota Corporation and Subsidiaries

Fair Value of Short-Term and Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported by their fair value on the Company's balance sheets. The following table presents cost, fair value, and net unrealized holding gains (losses) for securities by major security type at September 30, 2002, September 30, 2001, and March 31, 2002.

	(In millions of yen)
	Sept. 30, 2002			Sept. 30, 2001			Mar. 31, 2002
	Cost	Fair value	Gross unrealized holding gains	Cost	Fair value	Gross unrealized holding gains and losses	Cost	Fair value	Gross unrealized holding gains
Short term investments:
Governmental and corporate debt securities and other	1,249	1,249	—	2,011	2,011	—	1,394	1,394	—

Other investments:
Equity securities of financial institutions	48,405	77,350	28,945	55,942	100,813	44,871	48,726	68,720	19,994
Other equity securities	22,728	35,449	12,721	26,081	41,362	15,281	25,620	44,582	18,962
Other	1,593	1,602	9	9,125	9,033	(92)	2,391	2,392	1

Total	73,975	115,650	41,675	93,159	153,219	60,060	78,131	117,088	38,957

Kubota Corporation and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2002, of ¥123 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents 5 common shares.

3.	118 subsidiaries are consolidated.
Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Lease Corporation
Kubota Environmental Service Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.
4.	Investments in 49 affiliated companies are accounted for by the equity method.

Major affiliated companies :	Domestic	32 sales companies of farm equipment
	Overseas	The Siam Kubota Industry Co., Ltd.

5.	Summary of accounting policies
(1)
The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)
The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	Adoption of new accounting standards

Kubota Corporation adopted Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Consumer (including a Reseller of the Vendor’s Products)” from the six months ended September 30, 2002. As a result, sales incentives previously classified as selling, general, and administrative expenses for the six months ended September 30, 2001 and the year ended March 31, 2002 have been reclassified as a reduction of revenues to conform to the presentation for the six months ended September 30, 2002. The impact of this change on the operating income and net income of the Company is not material.

7.    From the information for the six months ended September 30, 2002, in order to clarify the relationship between management structure and industry segments, the Company changed the number of its industry segments from three to five. The new five industry segments are as follows ; “Internal Combustion Engine & Machinery”, “Pipes, Valves & Industrial Castings”, “Environmental Engineering”, “Building Materials & Housing”, and “Other”. Due to this change, the amounts presented in the segment information for the six months ended September 30, 2001 and the year ended March 31, 2002 have been reclassified to conform to the presentation for the six months ended September 30, 2002.

8.    Reclassification

The consolidated financial reports for the prior period have been reclassified to conform to the presentation for the six months ended September 30, 2002.

Kubota Corporation and Subsidiaries

Consolidated Net Sales by Product Group

(In millions of yen)
	Six months ended Sept. 30, 2002		Six months ended Sept. 30, 2001		Change		Year ended Mar. 31, 2002
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	105,085		104,186		899	0.9	198,120
Construction Machinery	9,494		9,710		(216)	(2.2)	20,072

Internal Combustion Engine & Machinery	114,579	27.6	113,896	25.0	683	0.6	218,192	22.6

Pipes and Valves	55,682		64,440		(8,758)	(13.6)	147,502
Industrial Castings	8,617		11,433		(2,816)	(24.6)	25,920

Pipes, Valves & Industrial Castings	64,299	15.5	75,873	16.7	(11,574)	(15.3)	173,422	18.0

Environmental Engineering	31,909	7.7	29,706	6.6	2,203	7.4	144,940	15.0

Building Materials	29,207		28,441		766	2.7	56,676
Housing	665		30,839		(30,174)	(97.8)	54,183

Building Materials & Housing	29,872	7.2	59,280	13.0	(29,408)	(49.6)	110,859	11.5

Other	39,274	9.5	49,351	10.9	(10,077)	(20.4)	105,762	10.9

Domestic Total	279,933	67.5	328,106	72.2	(48,173)	(14.7)	753,175	78.0

Farm Equipment and Engines	112,381		107,101		5,280	4.9	178,886
Construction Machinery	12,645		10,949		1,696	15.5	18,044

Internal Combustion Engine & Machinery	125,026	30.2	118,050	26.0	6,976	5.9	196,930	20.4

Pipes and Valves	3,134		2,250		884	39.3	3,849
Industrial Castings	4,186		3,796		390	10.3	7,269

Pipes, Valves & Industrial Castings	7,320	1.8	6,046	1.3	1,274	21.1	11,118	1.1

Environmental Engineering	1,132	0.3	1,926	0.4	(794)	(41.2)	3,048	0.3

Other	1,172	0.2	391	0.1	781	199.7	1,520	0.2

Overseas Total	134,650	32.5	126,413	27.8	8,237	6.5	212,616	22.0

Farm Equipment and Engines	217,466		211,287		6,179	2.9	377,006
Construction Machinery	22,139		20,659		1,480	7.2	38,116

Internal Combustion Engine & Machinery	239,605	57.8	231,946	51.0	7,659	3.3	415,122	43.0

Pipes and Valves	58,816		66,690		(7,874)	(11.8)	151,351
Industrial Castings	12,803		15,229		(2,426)	(15.9)	33,189

Pipes, Valves & Industrial Castings	71,619	17.3	81,919	18.0	(10,300)	(12.6)	184,540	19.1

Environmental Engineering	33,041	8.0	31,632	7.0	1,409	4.5	147,988	15.3

Building Materials	29,207		28,441		766	2.7	56,676
Housing	665		30,839		(30,174)	(97.8)	54,183

Building Materials & Housing	29,872	7.2	59,280	13.0	(29,408)	(49.6)	110,859	11.5

Other	40,446	9.7	49,742	11.0	(9,296)	(18.7)	107,282	11.1

Grand Total	414,583	100.0	454,519	100.0	(39,936)	(8.8)	965,791	100.0

Anticipated Consolidated Net Sales by Industry Segment

(In billions of yen)
	Year ending Mar. 31, 2003		Year ended Mar. 31, 2002		Change
	Amount	%	Amount	%	Amount	%
Domestic	223.0		218.2		4.8	2.2
Overseas	217.0		196.9		20.1	10.2

Internal Combustion Engine & Machinery	440.0	47.3	415.1	43.0	24.9	6.0
Domestic	162.0		173.4		(11.4)	(6.6)
Overseas	17.0		11.1		5.9	53.2

Pipes, Valves & Industrial Castings	179.0	19.3	184.5	19.1	(5.5)	(3.0)

Domestic	145.0		144.9		0.1	0.1
Overseas	2.0		3.1		(1.1)	(35.5)

Environmental Engineering	147.0	15.8	148.0	15.3	(1.0)	(0.7)

Domestic	65.0		110.9		(45.9)	(41.4)
Overseas	—		—		—	—

Building Materials & Housing	65.0	7.0	110.9	11.5	(45.9)	(41.4)

Domestic	97.0		105.8		(8.8)	(8.3)
Overseas	2.0		1.5		0.5	33.3

Other	99.0	10.6	107.3	11.1	(8.3)	(7.7)

Grand Total	930.0	100.0	965.8	100.0	(35.8)	(3.7)

Domestic	692.0	74.4	753.2	78.0	(61.2)	(8.1)
Overseas	238.0	25.6	212.6	22.0	25.4	11.9

17

Kubota Corporation

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2645
Fax: (81)-6-6648-2642

Announcement of non-consolidated business results for the first six months ended September 30, 2002 of Kubota Corporation (Parent company only)

(1) The date of the Board of Directors’ Meeting:	November 13, 2002

(2) Payment date of interim dividends:	December 10, 2002

(3) Results of income	(In millions of yen except per ADS information)
	Six months ended September 30, 2002	Change (*)	Six months ended September 30, 2001	Change (*)	Year ended March 31, 2002
Net sales	¥289,692	1.0%	¥286,853	(5.5)%	¥672,576
Operating income	¥4,535	12.9%	¥4,017	(36.4)%	¥27,556
Ordinary income	¥3,021	24.7%	¥2,423	(66.8)%	¥23,967
Net income	¥2,910	(14.9)%	¥3,421	—	¥136
Net income per ADS common shares)	¥11	—	¥12	—	¥0

(*)	represents percentage change from the comparable previous period.

Notes to results of income : (**)
Weighted average number of shares outstanding during the six months ended September 30, 2002	1,383,036,576
Weighted average number of shares outstanding during the six months ended September 30, 2001	1,409,808,978
Weighted average number of shares outstanding during the year ended March 31, 2002	1,405,888,248

(**)	The number of treasury stock is deducted from weighted average number of shares outstanding during the six months ended September 30, 2002 and the year ended March 31, 2002.

Kubota Corporation

(4) Financial position	(In millions of yen except per ADS information)

	September 30, 2002	September 30, 2001	March 31, 2002
Total assets	¥851,269	¥914,340	¥943,258
Shareholders’ equity	¥365,603	¥398,335	¥371,785
Ratio of shareholders’ equity to total assets	42.9%	43.6%	39.4%
Shareholders’ equity per ADS (5 common shares)	¥1,332	¥1,413	¥1,336

Notes to financial position: (*)
Number of shares outstanding as of September 30, 2002	1,371,921,562
Number of shares outstanding as of September 30, 2001	1,409,808,978
Number of shares outstanding as of March 31, 2002	1,391,067,146

(*)	The number of treasury stock is deducted from the number of shares outstanding as of September 30, 2002 and March 31, 2002.

(5) Anticipated annual results of operations	(In millions of yen except per share information)

Year ending March 31, 2003
Net sales	¥685,000
Ordinary income	¥24,000
Net income	¥12,000
Annual dividends per ADS (5 common shares)	¥30
Net income per ADS (5 common shares)	¥44

(**) Including interim dividends which will be paid on December 10, 2002.

(6) Cash dividends

Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2002	¥15

Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2001	¥15

Cash dividends per ADS (5 common shares) for the fiscal year ended March 31, 2002	¥30

Notes:

1.	The above non-consolidated financial information is based upon the accounting principles generally accepted in Japan.
2.	All amounts in this financial information have been rounded down except per ADS information.

November 13, 2002

To whom it may concern

KUBOTA CORPORATION
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice with reference to the implementation of Voluntary Early Retirement Program

Please be advised that Kubota Corporation decided it would implement the Voluntary Early Retirement Program as below-mentioned.:

1. Reason for the implementation:

In order to fortify business structure through streamlining surplus headcount

2. Overview of the program:

(1) Application	: Voluntary
(2) Eligible employee	: Employees at age between 45 and 60
(3) Retirement payment	: Special retirement allowance to be paid in addition to the ordinary retirement allowance
(4) Application period	: From January 10, 2003 to February 15, 2003
(5) Implementation period	: From February 1, 2003 to March 31, 2003

3. Outlook:

The Company forecasts the number of applicants will range between 200 and 300. The Company also estimates that approximately ¥4.0 billion of extraordinary loss would be accrued through the implementation.

(Reference)

Forecasts and actual results of operations (Parent company only)

(In millions of yen)	Sales	Ordinary Income	Net Income
Forecasts for the year ending March 31, 2003	685,000	24,000	12,000
Actual results for the year ended March 31, 2002	672,576	23,967	136

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 18, 2002	By:	/s/ DAISUKE HATAKAKE
	Name:	Daisuke Hatakake
	Title:	Managing Director Principal Financial And Accounting Officer